SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 24, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sharp and Sony to terminate joint venture to produce and sell large-sized LCD panels and modules.

May 24, 2012
Sharp Corporation
Sony Corporation

Sharp and Sony to terminate joint venture to produce and sell large-sized LCD panels and modules

Sharp Corporation (“Sharp”) and Sony Corporation (“Sony”) today announced that their joint venture relationship to produce and sell large-sized LCD panels and modules will terminate, and  that Sony will sell its shares (representing 7.04% of the issued shares) in Sharp Display Products Corporation (“SDP”) to SDP*. In consideration for the sale of shares, Sony will receive cash consideration equal to its original investment of 10 billion yen to be paid by SDP*.  Both the sale of shares and the payment of cash consideration will be completed by the end of June 2012.

On July 1, 2009, Sharp transferred its LCD panel plant in Sakai City, Osaka Prefecture, to SDP, a wholly-owned subsidiary of Sharp. On December 29, 2009, Sony invested 10 billion yen into SDP in exchange for new shares issued by SDP to Sony (representing 7.04% of the issued shares of SDP) and, as a result, SDP became a joint venture company of Sharp and Sony as of the same date. In light of the rapidly changing market for LCD panels and LCD televisions, in March 2012 Sharp and Sony agreed to amend the original joint venture agreement to provide that Sony would not make additional capital injections in SDP. Based on this amendment, the companies agreed to study the future direction of the joint venture and other potential business relationships between the parties, including with respect to Sony’s interest in SDP.

*	In the event SDP is not able to purchase or pay for those shares due to applicable legal restrictions on acquiring its own shares or for any other reason, Sharp will purchase those shares from Sony.

[Impact on the consolidated financial information of Sharp, as the parent company of SDP]
No material impact is anticipated on Sharp's consolidated financial forecasts for the fiscal year ending March 31, 2013.

[Impact on the consolidated financial information of Sony]
No material impact is anticipated on Sony's consolidated financial forecasts for the fiscal year ending March 31, 2013.

Sharp Display Products Corporation
Representative:	Hiroshi Saji, President
Location:	1 Takumi-cho, Sakai-ku, Sakai City, Osaka Prefecture
Principal Business:	Production and sales of large-sized LCD panels and modules
Date of Establishment:	April 1, 2009 (as a wholly-owned subsidiary of Sharp)
Joint Venture
Establishment Date:	December 29, 2009
Share Holding Ratio:	Sharp 92.96%, Sony 7.04% (as of end of April, 2012)

1 / 1